December 1, 2016

Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	WildHorse Resource Development Corporation
Registration Statement on Form S-1
Filed November 10, 2016
File No. 333-214569

Ladies and Gentlemen:

Set forth below are the responses of WildHorse Resource Development Corporation (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 30, 2016, with respect to Registration Statement on Form S-1, File No. 333-214569, initially filed with the Commission on November 10, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via EDGAR. For convenience, we will hand deliver three full copies of Amendment No. 3, as well as three copies of Amendment No. 3 marked to show all changes made since Amendment No. 2 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.

Use of Proceeds, page 52

1.	Tell us why the amount expected to be outstanding under your new revolving credit facility following the completion of your proposed offering differs between the use of proceeds disclosure on page 52 and the capitalization table on page 54.

9805 Katy Freeway   Suite 400   Houston, TX 77024             Post Office Box 79588             Houston, TX 77279

Securities and Exchange Commission

December 1, 2016

RESPONSE: The capitalization table reflects the balance of each of WildHorses’ and Esquisto’s respective revolving credit facility as of September 30, 2016. Since that date, each of WildHorse and Esquisto has borrowed additional amounts under its revolver and each expects to borrow additional amounts prior to the consummation of the offering. We have revised the disclosure under Use of Proceeds on page 53 and in the footnotes to the Capitalization table on pages 55 and 56 to explain the differences in the revolver balances and in the amount to be drawn under the new revolving credit facility.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Capital Resources and Liquidity, page 84

2.	We note your proposed disclosure regarding the sources of funding for your remaining 2016 capital expenditures and your 2017 capital expenditure budget. Considering the expected borrowing capacity under your new revolving credit facility and your operating cash flows through September 30, 2016, provide additional detail explaining your plans to fund future capital expenditures. Refer to Item 303(a)(1) of Regulation S-K.

RESPONSE: We have revised the Registration Statement to provide additional detail explaining our plan to fund capital expenditures in 2016 and 2017 on page 85.

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Securities and Exchange Commission

December 1, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams or Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-3613 or (713) 758-2350, respectively.

Very truly yours,

WILDHORSE RESOURCE DEVELOPMENT CORPORATION

By:	/s/ Jay C. Graham
Name:	Jay C. Graham
Title:	Chief Executive Officer

cc:	Anthony Bahr, WildHorse Resource Development Corporation
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Michael S. Telle, Vinson & Elkins L.L.P.